OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DREYER'S GRAND ICE CREAM HOLDINGS, INC.

(Name of Issuer)

Class A Callable Puttable Common Stock, par value $.01 per share

(Title of Class of Securities)

261877504

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1 of 6

13G/A
CUSIP No. 261877504

1.	Name of Reporting Person: Carlson Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-273-3266

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,544,858

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,544,858

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,544,858

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: IA, PN

2 of 6

13G/A
CUSIP No. 261877504

1.	Name of Reporting Person: Asgard Investment Corp.		I.R.S. Identification Nos. of above persons (entities only): 75-2494315

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,544,858

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,544,858

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,544,858

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: CO

3 of 6

13G/A
CUSIP No. 261877504

1.	Name of Reporting Person: Clint D. Carlson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,544,858

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,544,858

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,544,858

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.4%

12.	Type of Reporting Person: IN

4 of 6

AMENDMENT 1 TO SCHEDULE 13G

This Amendment 1 to Schedule 13G is being filed on behalf of Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), Asgard Investment Corp., a Delaware corporation (“Asgard Investment”) and the general partner of Carlson Capital, and Clint D. Carlson (“Mr. Carlson”), the President of Asgard Investment, relating to shares of Class A callable puttable common stock of Dreyers Grand Ice Cream Holdings, Inc. (the “Issuer”). Carlson Capital, Asgard Investment and Mr. Carlson previously reported beneficial ownership of shares of the Issuer on a Schedule 13G filed on February 17, 2004.

Item 2(d)	Title of Class of Securities.

Class A callable puttable common stock, par value $.01 per share (the “Shares”)

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

Ownership as of December 31, 2004 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson

Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson

Clint D. Carlson

6 of 6